SEADRILL LIMITED

55 Par-la-Ville Road

Hamilton, HM 11 Bermuda

+1 (441) 295-9500

March 30, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Claudia Rios

Office of Energy & Transportation

Re:

Request for Acceleration of Effectiveness of Seadrill Limited’s Registration Statement on Form F-4 (File No. 333-270071) initially filed on February 27, 2023, as amended by Amendment No. 1 thereto filed on March 23, 2023 and Amendment No. 2 thereto filed on March 29, 2023.

Dear Ms. Rios:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Seadrill Limited hereby requests that the effectiveness of the Registration Statement on Form F-4 (File No. 333-270071) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on March 31, 2023 at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as practicable.

Please call David Emmons or Clinton W. Rancher of Baker Botts L.L.P. at (214) 953-6414 or (713) 229-1820, respectively, if you have any questions regarding this request, and please notify either of them when this request for acceleration has been granted.

[Signature on following page]

Very truly yours,

SEADRILL LIMITED

By:	/s/ Todd Strickler
Todd Strickler
Senior Vice President and General Counsel

cc:	David Emmons, Baker Botts L.L.P.

Clinton W. Rancher, Baker Botts L.L.P.

David P. Elder, Akin Gump Strauss Hauer & Feld LLP

Patrick Hurley, Akin Gump Strauss Hauer & Feld LLP